UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

Grupo Iusacell, S.A. de C.V.

(Name of Subject Company)

Grupo Iusacell, S.A. de C.V.

(Name of Person(s) Filing Statement)

Series V Shares

American Depositary Shares

(each representing 100 Series V Shares)

(Title of Classes of Securities)

40050B 20 9 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Russell A. Olson

Executive Vice President and Chief Financial Officer

Grupo Iusacell, S.A. de C.V.

Prolongación Paseo de la Reforma 1236

Colonia Santa Fe

Delegación Cuajimalpa

05348 Mexico, D.F.

Telephone: 5255 5109-4400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

Lawrence Goodman

Jeffrey N. Ostrager

Curtis, Mallet-Prevost, Colt & Mosle LLP

101 Park Avenue

New York, NY 10178

Telephone: (212) 696-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXHIBIT INDEX

99.1	Press Release, dated July 23, 2003